FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK BOARD OF DIRECTORS APPROVES

SHARE AND WARRANT RE-PURCHASE PLAN

New York, New York, January 24, 2008 - Star Bulk Carriers Corp. (NASDAQ:SBLK) announced today that its board of directors has approved a plan for the repurchase of up to an aggregate of $50 million of its Common Stock and Warrants which may be repurchased by the Company from time to time until December 31, 2008.

The plan calls for the repurchases of both Common Stock and Warrants to be made in open market or privately negotiated transactions in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, subject to market and business conditions, applicable legal requirements and other factors. The plan will be implemented by the Company’s management at its discretion.  The plan calls for the repurchased shares and warrants to be retired as soon as practicable following the repurchase. The plan does not obligate the Company to purchase any particular number of shares, and may be suspended at any time at the Company’s discretion in accordance with Rule 10b-18.

Akis Tsirigakis, President and CEO of Star Maritime commented:  “Our plan to repurchase and retire a portion of our Common Stock and Warrants reaffirms our confidence and optimism in the long term future of the Company and is a testimony of our commitment to seek ways to increase shareholder value. We believe it is in the best interest of the Company and its stockholders to utilise the Company’s healthy cash position and strong contracted revenue stream to repurchase a portion of the Company’s Common Stock and Warrants at these levels.”

Fleet Table

The following table sets forth summary information regarding Star Bulk's fleet. Star Bulk expects to take delivery of the last remaining vessel of its fleet within February 2008 as shown in the table below.

Vessel Name	Type	DWT	Year Built	Charter Party Expiry (1)	Time Charter rate (2)
CURRENT FLEET
Star Alpha	Capesize	175,075	1992	Oct. 5, 2009	$47,500
Star Beta	Capesize	174,691	1993	Mar. 31, 2010	$106,500
Star Gamma	Supramax	53,098	2002	Jan. 25, 2009	$28,500
Star Zeta	Supramax	52,994	2003	Mar. 28,2008 Mar. 2013	$30,500 $38,750
Star Delta	Supramax	52,434	2000	May 7, 2009	$25,800
Star Theta	Supramax	52,425	2003	Jun. 16, 2009	$32,500
Star Epsilon	Supramax	52,402	2001	Mar. 15, 2009	$25,550
Star Kappa	Supramax	52,055	2001	Nov. 23, 2010	$47,800
Total		665,174
VESSELS TO BE DELIVERED
Star Iota	Panamax	78,585	1983	Feb-. 15, 2009	$18,000
Total		78,585
Fleet Total		743,759

* Indicates expected delivery

(1)Represents the latest expiry date allowed by the charter party
(2)Represents the gross daily rate

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, phosphate and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Star Bulk has definitive agreements to acquire a fleet of nine dry bulk carriers, eight of which have been delivered to date. The nine dry bulk carriers consist of two Capesize, one Panamax and six Supramax dry bulk vessels with an average age of approximately 10 years and a combined cargo carrying capacity of 743,759 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Company:
Akis Tsirigakis
President and CEO
Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated January 24, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President